Exhibit 99.1

IM Cannabis Announces Intention to Complete 30:1 Share Consolidation to Support Nasdaq Minimum

Bid Price Compliance

TORONTO and GLIL YAM, Israel, August 18, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, announces that the board of directors of the Company (the “Board”) has approved a consolidation of its issued and outstanding common shares, no par value per share (“Common Shares”) on the basis of one post-consolidated Common Share for every thirty pre-consolidated Common Shares (the “Consolidation”).

The Board has authorized the Consolidation to be effected on or before September 15, 2026, with the Company currently expecting August 27, 2026 to be the effective date of the Consolidation (the “Effective Date”). The Company anticipates that the Common Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Consolidation basis at the opening of trading on August 27, 2026, subject to final confirmation from Nasdaq and completion of applicable corporate, transfer agent and market implementation processes.

Upon the completion of the Consolidation, the CUSIP and ISIN of the Common Shares will be changed to 44969Q505 and CA44969Q5059, respectively. The Company’s name and existing stock symbol “IMCC” will remain unchanged.

After giving effect to the Consolidation, the issued and outstanding Common Shares are expected to be reduced from 18,117,650 Common Shares to approximately 603,922 Common Shares, subject to rounding for fractional Common Shares. No fractional Common Shares will be issued in connection with the Consolidation. Instead, all fractional Common Shares equal to or greater than one-half resulting from the Consolidation will be rounded to the next whole number, otherwise, the fractional Common Share will be cancelled. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

The primary purpose of the Consolidation is to increase the per-share trading price of the Common Shares in an effort to support the Company’s efforts to regain compliance with Nasdaq’s US$1.00 minimum bid price requirement for continued listing. Under applicable Nasdaq rules, the Company has until October 6, 2026 to regain compliance with Nasdaq’s minimum bid price requirement. The Company can regain compliance if, during the applicable compliance period of 180 days, the closing bid price of its Common Shares is at least US$1.00 per share for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance from Nasdaq. There can be no assurance that the Consolidation will result in the Company regaining compliance with Nasdaq’s continued listing requirements or that the Company will otherwise maintain the listing of its Common Shares on Nasdaq.

Registered shareholders as of the Effective Date will receive a letter of transmittal from Computershare Investor Services Inc., the Company’s registrar and transfer agent for its Common Shares, providing instructions for the exchange of their Common Shares as soon as practicable following the Effective Date. Registered shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR+ profile at www.sedarplus.ca. Until surrendered, each share certificate or direct registration system statement representing pre-consolidated Common Shares will represent the number of whole post-consolidated Common Shares to which the holder is entitled as a result of the Consolidation. No action is required by beneficial holders to receive post-consolidation Common Shares in connection with the Consolidation. Beneficial shareholders who hold their Common Shares through intermediaries (e.g., a broker, bank, trust company, investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are based on expectations, estimates, projections and interpretations as at the date of this press release and are often, but not always, identified by words and phrases such as “anticipate”, “believe”, “expect”, “intend”, “may”, “plan”, “should”, “will”, “would”, “could”, “estimate”, “target”, “subject to”, “scheduled”, “currently expects” and similar words or expressions.

Forward-looking statements in this press release include, without limitation, statements regarding the Consolidation, including the expected completion of the Consolidation, the Consolidation ratio, the expected Effective Date, the anticipated date on which the Common Shares will begin trading on a post-Consolidation basis on Nasdaq, the expected change to the CUSIP and ISIN numbers of the Common Shares, the expected number of Common Shares outstanding following completion of the Consolidation, the treatment of fractional Common Shares, proportionate adjustments to the exercise price and/or conversion price and number of Common Shares issuable under outstanding convertible, exchangeable or exercisable securities of the Company, the Company’s expectation that the Consolidation will increase the per-share trading price of the Common Shares, the Company’s intention and ability to regain compliance with Nasdaq’s US$1.00 minimum bid price requirement and maintain the listing of the Common Shares on Nasdaq, the timing and outcome of Nasdaq, DTC, transfer agent, corporate and other implementation processes, and the timing and process for exchanging certificates or direct registration system statements representing pre-Consolidation Common Shares.

Forward-looking statements are based on a number of assumptions, including, without limitation, that the Consolidation will be completed on the anticipated terms and timeline; that all required corporate, regulatory, Nasdaq, DTC, transfer agent and other confirmations, approvals, filings, notices or processes will be obtained, made or completed when expected; that the Common Shares will begin trading on a post-Consolidation basis on Nasdaq on the anticipated date; that the Consolidation will result in an increase in the per-share trading price of the Common Shares; that the trading price of the Common Shares will be sufficient for the Company to regain compliance with Nasdaq’s US$1.00 minimum bid price requirement within the applicable compliance period; that Nasdaq will confirm compliance if the applicable requirements are met; that market conditions and trading activity will not materially impair the Company’s ability to regain or maintain compliance with Nasdaq’s continued listing requirements; and that there will be no material adverse change in the Company’s business, operations, capital, financial condition, prospects or regulatory status.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: the risk that the Consolidation may not be completed on the anticipated timeline or at all; the risk that required confirmations, approvals, filings, notices or processes may be delayed, withheld, conditional or not completed as expected; the risk that the Common Shares may not begin trading on a post-Consolidation basis on the anticipated date; the risk that the Consolidation may not result in a sustained increase in the per-share trading price of the Common Shares; the risk that the Company may not regain or maintain compliance with Nasdaq’s US$1.00 minimum bid price requirement or other continued listing requirements, which could result in delisting; volatility and liquidity risks affecting the Common Shares; risks relating to the adjustment of convertible, exchangeable or exercisable securities; risks relating to communications with, and the exchange process for, registered and beneficial shareholders; regulatory, licensing and governmental policy risks in the jurisdictions where the Company operates; any unexpected failure to maintain in good standing or renew required licences; the ability of the Company and its subsidiaries (the “Group”) to deliver on their sales commitments or growth objectives; reliance on third-party supply agreements and key personnel; the Group’s ability to fulfill its obligations; the Group’s possible exposure to liability and the anticipated outcome of litigation, disputes or legal proceedings involving the Group; the impact of increasing competition; the availability of merger and acquisition opportunities; adverse market conditions and supply chain constraints; uncertainty regarding production quantities, quality and cost estimates and the potential for unexpected costs and expenses; product liability and other safety-related liability arising from the use of the Group’s products; debt default risk; risks arising from war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi-front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks related to the Company’s focus on the markets in which it operates; the Company’s ability to achieve sustainable profitability, increase shareholder value, manage costs, improve margins, grow or maintain sales, meet its goals and strategic plans, reduce costs or maintain revenues, and take advantage of the legalization of medical cannabis in certain jurisdictions; and the other risks, uncertainties and factors set out under “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management as of such date. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Michal Efraty

Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer

IM Cannabis Corp.

info@imcannabis.com